Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

On July 29, 2021, representatives from TPG Pace Solutions Corp. (“TPG Pace Solutions”) and Vacasa Holdings LLC (“Vacasa”) made a presentation available regarding Vacasa and a proposed business combination involving Vacasa and TPG Pace Solutions, the transcript of which is as follows:

Karl Peterson:

I am thrilled to announce that we signed a definitive agreement to combine TPG Pace Solutions with Vacasa, Inc – the leading vacation rental management platform in North America – this is a scaled platform that is experiencing rapid growth.

Through its innovative technology platform, Vacasa is transforming the vacation rental experience and delivering significant value for homeowners, guests, service providers and distribution partners alike. This is a highly strategic asset with demonstrable value-add for all sides of the marketplace.

As you may know, we started our SPAC platform, TPG Pace, more than six years ago to help sponsor the public listings of high-quality companies that are exciting and well positioned and ones where we can help accelerate their growth. Pace Solutions merger with Vacasa will be our sixth signed De-SPAC transaction and combines our experience in helping high-growth private companies succeed in the public market and leveraging our experience in investing and backing disruptive technology companies.

Based on our history of investing in online travel and vertically integrated marketplaces, we think Vacasa is extremely well positioned for continued success; and we know this business well and its value-creation plan aligns perfectly with our playbook and my extensive history in online travel.

With that, I am pleased to introduce Matt Roberts, the CEO of Vacasa, and Jamie Cohen, our CFO.

Matt Roberts:

Thanks Karl and hello everyone. I’m Matt Roberts and I am the CEO of Vacasa. I had the privilege of joining the Vacasa board in 2018 and took the helm as CEO in 2020. Before Vacasa, I was the CFO and CEO of OpenTable for over 10 years, guiding the company through a period of rapid growth into the category leader, its public debut, and its eventual sale to Booking Group. Running a network effects business like OpenTable was a tremendous experience. Vacasa has so many parallels to what I saw at OpenTable to be disruptive and transform an industry with a local supply focused strategy.

Jamie Cohen:

I’m Jamie Cohen and I’m the CFO of Vacasa. Prior to joining Vacasa I spent nearly a decade at ANGI Homeservices, initially at HomeAdvisor under IAC ownership and most recently serving as CFO following the merger of HomeAdvisor with Angie’s List and simultaneous IPO.

When Matt asked me to join Vacasa to help drive the next phase of growth as a public company, I saw many parallels to my earlier days at HomeAdvisor as a technology-enabled, high growth, local marketplace business in a fragmented industry with tremendous opportunity. I’m thrilled to be here with you today.

Karl Peterson:

Vacasa is an outstanding fit with our investment criteria: an at-scale, clearly differentiated, high growth, disruptive company delivering value to homeowners and guests – and the one where we believe this transaction and our help can further accelerate growth. This business combination presents investors a compelling valuation for a company with outstanding momentum, strong long-term growth tailwinds, a leading market position, a fully-funded balance sheet to pursue this significant commercial opportunity, and very importantly an outstanding “been there and done that” public-company proven management team behind Matt and Jamie.

As a team we have been following Vacasa for more than 5 years and we have watched as the company has successfully grown and executed on its business plan to transform the vacation rental industry. Vacasa has built a leading end-to-end, full-stack tech platform to integrate all stakeholders in the vacation rental landscape – homeowners, guests, service providers and distribution partners, creating a strong competitive position and a sizable moat.

With exclusive control of booking calendars, Vacasa leverages data science and AI to maximize revenue for homeowners through its proprietary pricing and yield engine. Vacasa’s technology driven logistics platform optimizes vacation rental home care services for property owners, while providing guests with a consistent, professional vacation rental experience in over 400 destinations across North America, Mexico, Belize and Costa Rica.

While Vacasa is an already at-scale business with $1.6 billion in projected gross bookings in 2021 from five million nights sold to over one million guests, we believe the company is just getting started. Vacasa is uniquely positioned to capitalize on substantial growth of the nearly $200 billion global vacation rental market by 2022 and this growth should compound at attractive rates for many years to come.

TPG Pace will be partnering with Vacasa to accomplish the following:

First, list Vacasa as an independent company with an estimated initial equity market cap of ~$4.5 billion USD at $10 per share, which we believe represents a very attractive opportunity for investors given the rapid growth trajectory and market potential for this business.

Second, we fully fund the balance sheet with over $400 million USD of cash. This is a 100% primary transaction. There are no selling shareholders.

Third, accelerate Vacasa’s growth with increased investment in marketing, sales and product innovation.

And now, I’ll turn it over to Matt and Jamie to walk through the business.

Matt Roberts:

We are excited to join forces with TPG Pace and appreciate this opportunity to introduce you all to Vacasa, so let’s begin.

Vacation rentals are becoming a mainstream experience, and we believe we are still in the early innings. Vacation rentals have grown in appeal as they address an array of experiences in a wide variety of locations, providing an opportunity for people to experience unique properties at a compelling value. The category has reached a significant scale with annual spend expected to reach $200B globally by 2022 and it represents a sizable portion of the global lodging market. It’s also one of the faster growing segments, growing at about 2x the rate of traditional accommodations. And this elevated growth is a trend we believe will continue into the future, fueled in part by expanding use cases like extended stays and remote work.

Vacasa is reimagining the vacation rental experience. Our end-to-end platform optimizes care and income for homeowners, offers guests a seamless experience and exceptional service, while providing our distribution partners with critical supply. We believe we are a unique vertically-integrated, technology-led player of scale in this large and growing market segment.

Innovative tech-enabled platforms have helped both create and accelerate markets. We aren’t the first ones to go after an opportunity with this playbook – but there is pattern recognition between what we’re doing and what others have done in other categories.

When tech-enabled platforms arrive and solve real barriers, it leads to an explosion of adoption. Very few restaurants were doing delivery other than pizza, but now the tech enabled platform of DoorDash created a huge jump in adoption and supply. Same with Uber in how people get around. Online real estate is in its infancy, but these platforms are the enablers.

All these platforms address logistically complex businesses. Before they arrive, adoption at the local level is low. They target barriers for the local supplier and in turn expand market opportunity or meaningfully accelerate adoption. These platforms create new supply by enabling transactions to occur that otherwise wouldn’t have, thus allowing the ecosystems to grow and thrive. My experience at OpenTable taught me how meaningful and transformative these platforms can be to local market businesses.

We are growing the supply of vacation rentals with the same playbook. There are many more second homes than there are vacation rentals right now – part of the reason that’s the case is that before Vacasa there wasn’t an end-to-end tech enabled platform at scale to unlock that opportunity. We are driving adoption and creating supply in the market by removing barriers to homeowners deciding to rent so more vacation homes become vacation rental homes. And we are the only scaled end-to-end platform enabling the vacation rental category with the resulting competitive advantage of exclusive access to critical supply.

Vacasa is now the largest vacation rental management platform in North America. We have come a long way and built an incredible business over the last decade. This year, we expect to sell 5 million guest nights across the 400 destinations in our portfolio. And we have reached a significant scale, expecting to generate $1.6 billion in gross bookings this year, which is more than double where we were at in 2019. We believe we are poised for incredible growth in the years to come, and expect to execute on our strategy economically with a very healthy LTV/CAC of around 4.5x.

Because we are vertically integrated, we see and facilitate more of the homeowner and guest journeys than others in this sector - which we think sets us up for success.

We are the leading platform focused on the supply side of the market.

Booking channels such as Google, Airbnb, Vrbo and Booking have historically had more focus on the demand side of the market. These sites collectively drive hundreds of millions of site visits each month. As such, we believe demand generation has increasingly become more commoditized, and the industry has actually become supply constrained.

Our comprehensive set of capabilities on the supply side unlock the market by allowing more homeowners to turn vacation homes into vacation rentals. As more second home buyers focus on financial returns, we believe the income generation capabilities we offer are becoming a meaningful economic factor in their home purchase decision. We’re not only bringing incremental supply online but we’re also optimizing it for this market through our proprietary technology.

Vertical integration also means that supply is exclusive to us, and we are able to capture not only all of the bookings for each property on our platform but also a greater portion of each transaction.

Our primary focus on supply aggregation means we are important partners to booking sites in that we provide the listings critical for them to present a robust selection of rental options on their sites.

Our technology platform is made up of products that are purpose built for the vacation rental lifecycle. Our proprietary Vacation Rental Management System is at the core of our platform. It’s purpose-built to accommodate the differentiated functionality we require at scale. We’re not trying to support 10,000 listings, but hundreds of thousands of listings and millions of nights sold. Our technology has three primary users - homeowners, guests and our operations team - reflecting the breadth of our service offering. Products that we build for one group also directly benefit the other two. For example, the applications our operations team uses help them deliver exceptional guest experiences resulting in great reviews which in turn leads to higher revenue for homeowners.

For homeowners, vacation rentals are better with Vacasa. Homeowners can simply hand us their keys and we handle the rest. From marketing and booking to pricing and maintenance, we act as the trusted partner every step of the way. We are only a call or click away on their homeowner dashboard. Vacasa homeowners enjoy greater peace of mind, superior income generation, and better service.

Our homeowner products remove friction from every step of the process. Homeowners can easily access all their booking, payment, and performance details in a simple, intuitive interface on our homeowner portal or via our mobile app. Personalized recommendations and revenue forecasts are available at the touch of a button. We offer a true omni-channel communication platform to maintain connectivity and ensure our homeowners are fully supported every step of the way.

Guests can find Vacasa homes on all major booking sites, including our own. Regardless of where they find us, the vacation rental experience for guests is elevated with Vacasa, on par with the hospitality they would expect at a hotel. Our technology platform and experienced team deliver high-quality, consistent experiences. One example is our powerful guest app that enables a frictionless experience with a comprehensive suite of features for before, during and after their stay. Guests are able to search, book and pay for their stay. Leading up to the trip we prepare them by sending important details about the home and their stay. Upon arrival at the home, the guest app facilitates access to the property, WiFi connection and our 24/7 support.

On the demand generation side we have invested significantly in connections to a large network of distribution partners. Other than Vacasa.com, our three largest are Airbnb, Vrbo and Booking, but we also extend our distribution to every local property site and larger brands like Marriott.

It’s not just that we can seamlessly integrate and syndicate our listings across all of these channels but it’s the tools we’ve built to allow for granular modifications on listing or prices by channel. We’ve built a proprietary universal channel management system that takes the details associated with a given unit and shares the listing instantly with the appropriate partner sites. We overlay our partner optimization dashboard that allows us to run A/B tests across our partner network, understand pricing elasticity by partner and work to optimize contribution regardless of channel.

Homeowners win with Vacasa. Period.

For homeowners who were using professional managers, switching to the technology-driven Vacasa experience is far superior in terms of income generation. After switching to Vacasa they gain an average 20% lift in their rental income in the first year. Furthermore, the second year a home is on our platform, it generates an additional 10% increase due to our pricing optimization and machine learning algorithms.

For homeowners trying to do it themselves, Vacasa offers an even more compelling value. Renting your home on your own is highly complex and can feel like a part time job. As you’d expect, homeowners don’t have the same technology or expertise to effectively market and price their homes that we do and as a result lose out on substantial rental income. With Vacasa, they can earn much more while spending only a fraction of the time compared to doing it themselves.

As we’ve laid out here, the homeowner who is self-managing will collect rent and fees from guests, pay some marketing fees out to distribution sites, and incur direct home care costs. For the home care costs, the individual homeowner needs to contract out for cleaning, maintenance, and supplies, all at higher levels than we incur due to our scale. Adding all the pieces together, we’re able to drive over 30% more income, even before valuing the homeowner’s own time. If you value their time with a conservative estimate of 10 hours per week at $20 per hour, then we’re outperforming by 5x in terms of a homeowner’s real economic benefit.

We occupy a critical position in the ecosystem, with a tremendous value proposition to distribution partners. As I mentioned earlier, we are an important partner to the major booking sites. Our exclusive properties are vital to growing supply on their platform and driving more bookings. We help them present a better product to their users.

And our importance is evident when you look at the percentage of Airbnb and Vrbo’s listings we supply at this point. The result is that we are a scaled end-to-end partner they can collaborate with to address their supply deficits.

Our supply not only represents a significant portion of our distribution partners’ listings in number, it also often represents their highest performing inventory. Our superior yield management creates higher rent per unit, and our trusted experience results in higher average review scores. For example, in Hilton Head, SC, our rent per listing is almost 200% above non-Vacasa units with over 50% more nights sold per unit and 40% higher review scores. The performance of our units has made us a vital element of their offering.

Guests can find Vacasa wherever they look for vacation rentals. We distribute our exclusive inventory across a myriad of channel partners including Airbnb, Vrbo, and Booking.com and over 100 other partners.

While our focus is on the supply side, we have also created a world class booking site and scaled our own demand channel, with 35% of bookings generated via Vacasa.com or our mobile app, and our direct traffic has been increasing in recent years. Direct is now our leading demand channel.

We have two well-developed capabilities to rapidly unlock and add supply in this market which we execute in a disciplined manner. Our approach reflects the high value, differentiated supply we are bringing into our marketplace and the trusted relationships we are establishing with homeowners.

Our individual approach adds homes on an owner-by-owner basis in existing markets. We utilize a direct sales team who maintain a local presence and personal relationships which are crucial to converting and onboarding homes. Our scaled data advantage allows us to effectively target homeowners through a variety of omni-channel marketing strategies, and facilitates efficient onboarding. For context, this strategy is expected to account for around 3/4 of our new unit additions going forward.

We also employ a portfolio approach, where we bring on dozens of homes that are already being professionally managed. Through this approach we are able to efficiently enter new markets and build density at a faster rate, allowing us to accelerate our margin expansion. Given our extensive experience with this approach, we have honed our onboarding integration and post-integration change management playbooks to seamlessly execute this strategy. We expect this strategy to account for the other 1/4 of our new unit adds going forward, but we plan to be opportunistic in how we add supply through the portfolio approach.

And now I’ll pass it to Jamie to talk through our approaches in more depth and how they translate into a compelling financial model.

Jamie Cohen:

Thanks, Matt.

We evaluate all of our individual unit additions through a Lifetime Value to Consumer Acquisition Cost framework.

Because we are able to predict the value a unit will bring to Vacasa, we know which units we should pursue in order to manage the business towards an attractive LTV/CAC ratio. We target ~4-5x LTV/CAC on an individual unit basis.

Over time, as we increase our LTVs and margin through increasing revenue per unit, retention, market-level density, and technology, we provide ourselves with additional headroom in CAC should we choose to further invest. We also believe that our ability to achieve local market network effects drives improved LTV/CAC as we build density at the local level. We have already seen our LTV / CAC increase from 3.9x in 2019 to an expected 4.3x this year as we continue to scale our footprint in local markets. We have line of sight to over 5x LTV/CAC over time.

We complement our individual approach with our unique portfolio strategy, which we use to enter new markets and build density at a faster rate within markets. We can bring this supply into Vacasa in a highly economical way, typically paying just 1-2x trailing twelve month revenue for these portfolios. We are able to generate a 35% lift in revenue in the first year we’re managing the home and an additional 10% uplift in the second year. This approach has a high IRR of ~25% on the direct transaction itself, not including the benefits of entering into new markets or adding immediate density which improves contribution profit for all units in the market.

We have employed this strategy nearly two hundred times to date and since 2018, we have onboarded around 6,000 units. Today, our portfolio approach has a massive target pipeline of over 350,000 units currently under professional management that we consider highly attractive additions to our platform. We have a group of business development reps actively working that pipeline leveraging our market insights and trove of proprietary data.

Our portfolio approach is a highly scalable supply acquisition method and adds high-quality, seasoned units that enhance the value of our platform and our market position in new and existing geographies.

We have a proven track record of scaling market-level contribution with maturity. Increased supply and density improves the efficiency of our local operations in three ways 1) fixed cost leverage 2) increased volume supports hiring employees instead of using contractors, and employees are 20-30% less expensive than contractors and 3) increased coverage and reduced idle time as servicing 10 homes on 1 blocks is much more efficient than servicing 10 homes within 10 miles of one another; furthermore, additional supply and operational data enhance our automated local operations dispatching and routing. You can see this in the 1200 bps difference between our higher density and lower density markets.

At the same time, more supply and demand data advance our dynamic pricing algorithms to generate increased homeowner income and boost margins. We believe we still have headroom to increase margins as our top tenured markets display margins that are 500 bps higher than our other most dense markets today.

We have also demonstrated an ability to build market density over time, with an increasing portion of our markets reaching substantial scale.

We’ve spent over a decade laying the groundwork for this level of scale and we believe we’ve reached the inflection point where the years of upfront platform investments and honing our strategy are about to pay off. 2021 is expected to generate $1.6 billion in gross bookings, the first year in our company history to exceed $1 billion. And in 2022, we expect to hit $1 billion in revenue.

Looking ahead, we believe the large, underpenetrated opportunity and our strategic position in the ecosystem will allow us to sustain strong growth rates in the future with a revenue CAGR of 31% from 2021 to 2023 as we continue to grow our supply.

So far this year, we are seeing great strength out of the gates both in our supply growth and in guest demand; people are excited to get back to traveling with the macro environment starting to normalize and we’re seeing all-time high booking weeks. The snapback in travel has been stronger than we originally thought when we first entered the year and we are really optimistic about where the sector is headed.

While our revenue model is transaction-based, our exclusive relationships and control of the calendar allow us to drive consistent revenue that is more SaaS-like than what you would see in most consumer marketplace businesses.

This is due to a number of reasons. First, we have approximately 90% net revenue retention across our existing homeowner cohorts, so we know how much revenue we’re going to generate from existing cohorts heading into the year. Second, given the nature of accommodations bookings, guests tend to book well in advance of their stay, which gives us line of sight into future revenue and provides a nice working capital dynamic. In sum, we enter a given year with over 80% of our revenue accounted for from existing cohorts and forward booking curves that inform our forecast.

Here’s a summary of many of the metrics we already walked through.

We plan to continue investing in growing our business, generally prioritizing growth over margin in the near-term as we go after this opportunity that we’re really excited about. In particular we are investing in technology and development to drive growth and operational efficiencies, as well as sales and marketing to drive new supply acquisition which represents over half of the sales and marketing line. That said, we plan to become break-even on Adj. EBITDA in 2023.

Taking a look at our quarterly view.

We closed the acquisition of TurnKey on April 1, 2021, so their financials are consolidated starting in Q2. Our strong growth in Q2 includes contribution from TurnKey and is measured against a low COVID comp in 2020. Compared to the plan we are putting forward, Q2 is already expected to exceed by $20mm in revenue and $17mm in Adj. EBITDA at the midpoint. Q3 is historically our strongest quarter, and we expect that trend to continue into this year.

Q4 is typically our seasonally lowest quarter of the year, which we call our shoulder season, however Q4 was abnormally strong last year due to increased demand -- we are conservatively modeling a return to a normalized demand backdrop and seasonality trend in Q4 of this year.

To wrap up on financials, we are extremely well positioned to use our technology platform and growth engine to transform the vacation rental experience in a massive and growing market and this translates into a compelling financial model.

We are high growth, at-scale and our involvement in the end to end experience allows us to capture significant value from each transaction. Our exclusive homeowner relationships combined with our dynamic yield management algorithms allow us to drive highly attractive revenue and margin per unit that continue to get better as we grow and develop our technology and platform.

These exclusive relationships also enable us to have a very asset-lite approach, where we don’t have to actually own supply on our balance sheet but we have full control to optimize lifetime value.

And our model only gets better with scale. Our unit economics continue to improve and we are able to generate increased operating leverage as we gain density in local markets and build out technology to drive efficiency.

And now I’ll hand it back over to Matt to wrap on our opportunity and where we’re headed.

Matt Roberts:

Thanks, Jamie. As mentioned earlier, industry reports estimate that this is a $200 billion market globally by 2022, growing at twice the rate of the broader accommodations market. We view the market from a supply perspective, because we believe that the market is supply constrained, and new vacation homes we bring online will be met with enormous demand. Simply put, if we add a unit to our platform, we will generate bookings for it.

Through that lens, we’re barely penetrating the opportunity set today. We have enormous headroom in the U.S. alone, where we are less than 1% penetrated against over 5 million vacation homes. The tech enabled platform we created can both penetrate and expand this market opportunity.

Our end-to-end offering makes it easy for homeowners to turn their vacation homes into vacation rentals - all they need to do is use our app to book the nights they want to use and then get a check from us for the other nights that we rent to guests. In addition, our sophisticated yield management technology drives more revenue for homeowners which creates opportunities for them. For example, if you’re debating whether to buy a second home, you can now factor this income opportunity into your buying decision. Our internal data shows that approximately 20% of our new homeowners are renting their properties for the first time, which we believe demonstrates our ability to expand the overall market.

One of the most exciting things is that we’re really just getting started. On the back of our continued technology leadership we have a number of attractive avenues for future growth.

We can continue to optimize our existing supply, capitalizing on opportunities to grow revenue and margin from our current units. For example, we will roll out new technologies that increase the nights available per listing and the pricing and sell through of those nights, improve homeowner retention and increase operational efficiency.

And with less than 1% penetration against the domestic supply opportunity, there is significant headroom to grow our presence in existing markets and enter new domestic markets.

Optimizing our existing supply and domestic market growth will be our main drivers of growth in the immediate term.

Over time, we plan to methodically address the international opportunity, which we estimate is multiple times that of the U.S. opportunity as there are well established vacation rental markets across Europe and the rest of the Americas.

And as we expand our market presence we will have an opportunity to leverage our exclusive supply and position “in-the-home” to monetize a variety of services for homeowners and guests - such as concierge, food delivery, and other in-destination activities - creating an even further differentiated offering.

In summary, we are barely scratching the surface of this significant opportunity. While we are proud of what we’ve built and achieved to-date, we are excited by the multitude of opportunities to continue our growth and better serve our customers. We have a supply acquisition engine that allows us to scale efficiently. We are able to systematically grow and increase our share within markets. And we do it all in a data-driven and economical way that leverages the unique set of assets we’ve assembled. We feel strongly about our ability to achieve these numbers we just shared with you by just focusing on the immediate-term opportunity. We truly believe we have built the capabilities to grow and there is a path to be much larger than our current size given the existing market opportunity.

Now I’ll turn it over to Karl.

Karl Peterson:

Thank you, Matt. We are super excited to partner with you, Jamie and the rest of the Vacasa team. As the leading vertically integrated technology platform connecting all of the stakeholders in the vacation rental ecosystem – Vacasa is poised to transform the industry and deliver significant value to homeowners, guests, service providers and distribution partners. This is a large market with strong secular tailwinds and Vacasa’s solution is just what the industry needs.

We view Vacasa as being a truly differentiated asset in the online travel and internet marketplace sector. And as Matt described, Vacasa has developed a unique end-to-end, full-stack platform and nobody focuses on controlling supply like Vacasa – in an asset light model that scales with attractive unit economics. We believe this transaction provides Vacasa with a strong competitive advantage. Vacasa is already a strong partner with Airbnb, Booking.com and Expedia – who we see as relevant public comparables. Vacasa’s financial profile is in-line with these companies; we have a high revenue growth rate, gross margins that are expanding and a similar long-term profitability profile. We believe the current valuation is very attractive entry point relative to these comps. At 3.7x forecasted 2022 revenue, Vacasa is priced at roughly ½ the valuation multiple of its core travel and marketplace comps; a very attractive entry price given the highly visible growth and multiple ways to drive significant incremental scale.

I would like to end today’s call by reiterating that the TPG Pace Solutions team has a lot of excitement for this transaction and looks forward to building this company with the Vacasa management team. With that, we would like to thank everyone for joining our call today. If you would like to learn more, please reach out to us at investors@vacasa.com

Thank you.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa and TPG Pace Solutions. A full description of the terms of the proposed business combination will be provided in a registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) by Vacasa, Inc. (“NewCo”) that will include a proxy statement for the shareholders of TPG Pace Solutions that also constitutes a prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, and in the preliminary and definitive proxy statements to be filed by TPG Pace Solutions with the SEC regarding the transaction when available. TPG Pace Solutions’ SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which will be filed by TPG Pace Solutions with the SEC as an exhibit to a Current Report on Form 8-K.